3161 MICHELSON DRIVE • SUITE 800 • IRVINE, CALIFORNIA 92612.4408

TELEPHONE: +1.949.851.3939 • FACSIMILE: +1.949.553.7539

DIRECT NUMBER: (949) 553-7528

JBEESON@JONESDAY.COM

July 26, 2019

Mr. Tim Buchmiller

Mr. Russel Mancuso

Division of Corporation Finance

Office of Electronics and Machinery

United States Securities and Exchange Commission

Washington, DC 20549

Re:	New Misonix, Inc.

Registration Statement on Form S-4

Filed May 29, 2019

File No. 333-231797

Dear Messrs. Buchmiller and Mancuso:

On behalf of our client, New Misonix, Inc. (“New Misonix” or the “Company”), set forth below are the responses of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated July 19, 2019 regarding the Company’s Amendment No. 1 to the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 3, 2019, File No. 333-231797. In connection with this letter, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) by EDGAR. We are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 unless indicated otherwise.

Amendment No. 2 to Form S-4 filed June 26, 2019

What indemnification obligations will I have as a Solsys unitholder under the merger agreement upon completion of the transactions?, (page 9)

1.

If the breach of some representations and warranties would trigger the indemnification obligation even if losses are less than the $1,000,000 that you disclose here, please revise your disclosure to clarify.

AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS • DETROIT DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK • PARIS • PERTH • PITTSBURGH • SAN DIEGO SAN FRANCISCO • SÃO PAULO • SAUDI ARABIA • SHANGHAI • SILICON VALLEY • SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Response: In response to the Staff’s comment, the disclosure on page 9 of Amendment No. 2 has been revised.

Description of the Support Agreements, page 21

2.

Please expand your response to prior comment 3 to tell us with specificity who signed the support agreements, and show us how the percentages disclosed in this section are reconcilable to the beneficial ownership disclosure on pages 163-166.

Response: We supplementally advise the Staff that the Solsys support agreements were signed by SV-Solsys Inc., 1315 Capital Solsys, Inc., Allan Staley, Linwood Staub, and Dr. Arti Masturzo. The Misonix support agreements were signed by Stavros Vizirgianakis, Sharon Klugewicz, Joseph Dwyer, John Salerno, Dain Voic, and Scott Ludecker. The tables below provide the requested ownership percentages and reconciliations with the beneficial ownership disclosure on pages 170-174 of Amendment No. 2, though we note that because of some convertible equity interests that are represented in the Misonix beneficial ownership table, the values reflected in the Misonix beneficial ownership table do not track the values listed below exactly. We respectfully submit that the below information pertains only to voting equity and is as of the date of the merger agreement.

Solsys Support Agreements:

Entity/Person	Number of Voting Solsys Units Owned	Percentage Ownership of Solsys	Ownership as per Beneficial Ownership Table Page 173
SV-Solsys Inc.	25,323,782.65 Series E Units	50% of outstanding Series E Units	25,323,782.65	50.0%

1315 Capital Solsys, Inc.	25,323,782.65 Series E Units	50% of outstanding Series E Units	25,323,782.65	50.0%

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Entity/Person	Number of Voting Solsys Units Owned	Percentage Ownership of Solsys	Ownership as per Beneficial Ownership Table Page 173
Allan Staley	2,087,421.20 Common Units	21.4% of outstanding Common Units	2,087,421.20	21.4%

Linwood Staub	1,428,305.00 Common Units	14.6% of outstanding Common Units	1,428,305.00 Common Units	14.6%

	62,418.20 Series B Units	0.71% of outstanding Series B Units	62,418.20 Series B Units	<1%

Dr. Arti Masturzo	0	0%	0	0%

Misonix Support Agreements:

Entity/Person	Number of Shares of Misonix Common Stock Owned	Percentage Ownership of Misonix	Ownership as per Beneficial Ownership Table Page 170		Rationale for Discrepancy with Beneficial Ownership Table
Stavros Vizirgianakis	1,639,078	17.00%	1,665,328	16.4%	Beneficial ownership table reflects 26,250 shares that Mr. Vizirgianakis has the right to acquire upon exercise of stock options.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Entity/Person	Number of Shares of Misonix Common Stock Owned	Percentage Ownership of Misonix	Ownership as per Beneficial Ownership Table Page 170		Rationale for Discrepancy with Beneficial Ownership Table

Sharon Klugewicz	0	0.00%	N/A		N/A

Joseph Dwyer	1,300	0.01%	29,300	<1%	Beneficial ownership table reflects 28,000 shares that Mr. Dwyer has the right to acquire upon exercise of stock options.

John Salerno	0	0.00%	10,500	<1%	Beneficial ownership table reflects 10,500 shares that Mr. Salerno has the right to acquire upon exercise of stock options.

Dain Voic	138,895	1.44%	261,894	2.6%	Beneficial ownership table reflects 122,999 shares that Mr. Voic has the right to acquire upon exercise of stock options.

Robert Ludecker	9,443	0.10%	186,886	1.8%	Beneficial ownership table reflects 177,443 shares that Mr. Ludecker has the right to acquire upon exercise of stock options.

Risk Factors, page 30

3.

We note your response to prior comment 2. Please add a risk factor to address the potential personal liability of the Solsys members, and the extent to which this liability differs from the liability they currently have for Solsys’ liabilities as members of Solsys.

Response: In response to the Staff’s comment, the disclosure on page 36 of Amendment No. 2 has been revised.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

New Misonix may not be able to effectively protect its intellectual property rights, page 44

4.

We note your response to prior comment 6. Please tell us where you have disclosed when the patents related to the business of Misonix expire, and tell us the significance of the patents that expire in the near future.

Response: In response to the Staff’s comment, the disclosure on page 46 of Amendment No. 2 has been revised.

Background of the Transactions, page 71

5.

We note your response to prior comment 10; however, from your revised disclosure, it remains unclear how the amount of 5,954,543 shares was determined to be the amount for the offer. Please revise as appropriate.

Response: In response to the Staff’s comment, the disclosure on page 78 of Amendment No. 2 has been revised.

6.

We note your response to prior comment 12. It is unclear from your response why none of the presentations or materials provided by Canaccord on January 8, 2019, January 14, 2019, January 26, 2019, March 27, 2019 or [April] 3, 2019, the May 2, 2019 “advice and assistance” of Canaccord, the presentation to the Misonix board provided by J.P. Morgan on March 5, 2019, J.P. Morgan’s financial analysis mentioned on page 81, or the analyses mentioned on page 74 are a report, opinion or appraisal relating to the transaction as contemplated by Form S 4 Item 4(b). Please revise your response to clarify the basis for your conclusions regarding the applicability of that Item, citing authority on which you rely, or provide the disclosure required by the Item.

Response: In response to the Staff’s comment, the disclosures on pages 76, 77, 80, and 83 of Amendment No. 2 have been revised. Additionally, we respectfully submit that no additional information is required pursuant to Item 4(b) of Form S-4, as discussed below.

Each of Canaccord and J.P. Morgan were retained by the Solsys board and the Misonix board, respectively, to assist them in considering the terms of the transactions. However, under the terms of the engagement letters entered into with Canaccord and J.P. Morgan, neither was retained to provide any report, opinion or appraisal. Indeed, with respect to the J.P. Morgan engagement letter, the scope of the agreed-upon services was limited to the following:

•	Advising and assisting Misonix in considering the desirability of the merger with Solsys;

•	Recommending the appropriate structure, purchase price, terms and conditions of the merger with Solsys; and

•	Advising and assisting Misonix in the negotiation of the financial aspects of the merger with Solsys.

Similarly, with respect to the Canaccord engagement letter, the scope of the agreed-upon services was limited to the following:

•	Assisting Solsys in analyzing its business and strategic alternatives and preparing descriptive materials for distribution to Misonix;

•	Assisting Solsys in preparing a plan for discussions with Misonix;

•	Assisting Solsys in coordinating Misonix’s due diligence investigations;

•	Assisting Solsys in evaluating proposals received from Misonix and structuring and negotiating the financial aspects of a transaction; or

•	meeting with the Solsys board to discuss a proposed transaction.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Additionally, due to the limited scope of J.P. Morgan’s engagement, and because Misonix is publicly traded, the Misonix board determined that it desired to receive a fairness opinion in connection with its final determination of whether to approve the transactions as it would not be receiving any report, opinion or appraisal from J. P. Morgan. For this reason, the Misonix board approved the retention of BRG to deliver a fairness opinion. Neither the Misonix board nor the Solsys board considered any materials prepared by Canaccord or J.P. Morgan to be a report, opinion or appraisal and neither Canaccord nor J.P. Morgan undertook any internal procedures that would be necessary for them to deliver a report, opinion or appraisal. In addition, none of the materials used in connection with the transaction were signed by Canaccord or J.P. Morgan or indicated to be a report, opinion or appraisal. Instead, the materials were based on information that was publicly available or supplied by Misonix or Solsys, were preliminary in nature, were provided to facilitate discussions between members of each board and formed only one source of information considered by each board in connection with the transactions. As such, they did not constitute a report, opinion, or appraisal materially related to the transactions. The following provides an analysis of each of the materials or discussions referenced in the Staff’s comment, which are disclosed in the Form S-4 merely to describe the background of the transactions.

January 8, 2019: The disclosure has been revised to remove the reference to a presentation and to clarify that Canaccord, at the request of Solsys, had a discussion regarding the potential rationales for a possible merger at this meeting. This discussion was guided by discussion materials prepared by Canaccord based on financial projections for Solsys provided by Solsys management, and publicly available stock analyst projections for Misonix. Neither Solsys nor Misonix regards the discussion as material as these were preliminary, high-level discussions prior to the negotiation of the terms of the transactions. Canaccord did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4 in connection with this discussion.

January 14, 2019, March 27, 2019 and April 3, 2019: In connection with these discussions, Canaccord merely presented financial projections and revised projections that were prepared by Solsys management. Further, with respect to Misonix, these projections were based on publicly available stock analyst projections. Accordingly, Canaccord did not provide a report, opinion or appraisal as specified in Item 4(b) of Form S-4.

January 26, 2019: The discussion points regarding a possible merger between Misonix and Solsys that were provided to J.P. Morgan by Canaccord on behalf of the Solsys board do not constitute a report, opinion or appraisal as specified in Item 4(b) of Form S-4. The discussion points contained certain proposed preliminary financial and legal terms of the transactions, similar to a term sheet, and were used to facilitate negotiation of the terms of the merger agreement between Solsys and Misonix. These discussion points did not constitute an analysis of the terms of the transactions and were provided to facilitate a discussion between Misonix and Solsys. In addition, the material terms included in these discussion materials are disclosed in the Background of the Transactions Section of the registration statement.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

March 5, 2019: Representatives of J.P. Morgan provided preliminary discussion materials to the Misonix board reviewing the historical and potential future financial performance of each of Misonix and Solsys as a preliminary analytical tool to assist the Misonix board in its discussions and negotiation of the transaction. The discussion materials were based on three-fiscal-year financial projections published by Wall Street research analysts for Misonix, which were provided to J.P. Morgan by Misonix Management and the projections for Solsys prepared by Solsys’ management. These preliminary discussion materials were not material to the Misonix board’s negotiation of the terms of the transaction or its determination of whether to proceed with the transaction. They were only one tool used by the Misonix board in considering the transaction and the information and analysis presented to the Misonix board by Misonix’s management. The discussion materials were never intended by the Misonix board to be a report or opinion to the board on the matters discussed at the meeting or to represent a stand-alone source of information for the board J.P. Morgan did not sign or otherwise indicate that the discussion materials were definitive and Misonix believes that these materials do not constitute a “report, opinion or appraisal materially relating to the transaction” under Item 4(b) of Form S-4.

April 28, 2019: Representatives of J.P. Morgan reviewed updated discussion materials that included Misonix projections and Solsys projections. These discussion materials were of the same nature as the materials referenced in connection with the March 5, 2019 meeting of the Misonix board. As a result, we respectfully submit that no disclosure required by Form S-4 Item 4(b) is required with respect to the discussion materials, as disclosure is required only if a report material to the transaction is referred to in the Form S-4.

May 2, 2019: With respect to the May 2, 2019 meeting that Canaccord attended, Canaccord did not provide a report, opinion or appraisal and there is no reference in the disclosure to Canaccord having provided a report, opinion or appraisal. Canaccord, along with legal counsel and management, discussed certain aspects of the proposed transactions with the Solsys board, but Canaccord did not provide any written materials or any other report, opinion or appraisal at such meeting. As a result, we respectfully submit that no disclosure required by Form S-4 Item 4(b) is required, as disclosure is required only if a report is referred to in the Form S-4.

The analyses mentioned on page 76 of the registration statement pertain to an analysis of Solsys’ business prepared by 1315 Capital in connection with its investment in Solsys. This analysis consisted entirely of diligence materials used to facilitate an efficient review of Solsys and its business by Misonix. These materials served as a foundation for the negotiation between Solsys and Misonix regarding the terms of the merger agreement and thus did not constitute an analysis of the terms of the transactions or otherwise serve as an opinion or report. As a result, New Misonix respectfully submits that no disclosure is required by Item 4(b) of Form S-4.

Negative Factors, page 88

7.

We note your revisions in response to prior comment 13. However, we continue to note your reference to the cost savings, synergies and other benefits that possibly could be obtained as a result of the transactions. Please provide more detailed disclosure about the cost savings, synergies and other benefits that could be achieved as a result of the transactions, particularly in light of the transaction structure.

Response: In response to the Staff’s comment, the disclosure on pages 31, 35, and 91 of Amendment No. 2 has been revised.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Miscellaneous, page 100

8.	Please address that part of prior comment 16 relating to the fees for the services mentioned in the second paragraph of this section.

Response: In response to the Staff’s comment, the disclosure on page 104 of Amendment No. 2 has been revised.

Certain Unaudited Prospective Financial Information Regarding Misonix and Solsys, page 100

9.

We note your response to the second bullet point of prior comment 18; however, it remains unclear how the disclaimer of any association with the information is consistent with your disclosure on page 101 that J.P. Morgan reviewed information and that Canaccord assisted with the preparation. It is also unclear how your disclosure on page 101 that J.P. Morgan reviewed information is consistent with your disclosure on page 102 that J.P. Morgan did not examine the information. Please revise as appropriate, and provide us your analysis of whether the consent of the entities must be filed with your registration statement.

Response: In response to the Staff’s comment, the disclosure on pages 105 and 106 of Amendment No. 2 has been revised. In addition, we respectfully submit that pursuant to C&DI 233.02, the Staff has recognized that the consent requirement in Section 7(a) of the Securities Act of 1933, as amended, applies only when a report, valuation, or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure. As we have not included or otherwise summarized any report, valuation, or opinion of J.P. Morgan or Canaccord, and we correctly state that the financial analyses they provided were based on projections developed by New Misonix and Solsys, their reports, valuations, and opinions have not been “expertised,” thereby rendering their consent unnecessary.

Selected Unaudited Prospective Financial Information, page 103

10.	Regarding your response to prior comment 20:

•	Please clarify the last paragraph on page 74 with the substance of the penultimate sentence of your response, as appropriate.

•	Address that part of the comment related to the key cash flow items mentioned in what is now the first paragraph on page 95. Also disclose the projections through 2029 mentioned on page 98.

•

Clarify where you provide the revised projections regarding cash flow and cash needs, and the projections that facilitate a more direct comparison of fiscal years mentioned in the last paragraph on page 77 and the first full paragraph on page 78.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Response: In response to the Staff’s comment and based on our telephonic discussions with the Staff, the disclosure on pages 107,108, and 109 of Amendment No. 2 has been revised. We supplementally advise the staff that our response to prior comment 20 erroneously stated that Canaccord prepared the Misonix projections. The disclosure on page 76 of the registration statement is accurate.

Material U.S. Federal Income Tax Consequences of the Mergers, page 108

11.

We note your responses to prior comments 22 and 23, and the uncertainty regarding the tax consequences referenced in your disclosure. For example, your disclosure on page 109 regarding what consequences are intended rather than what the consequences are, and your disclosure on page 111 regarding what the consequences “should” be or what is “not expected.” We may have further comments after you file exhibits 8.1 and 8.2. For guidance, please see Staff Legal Bulletin No. 19 (October 14, 2011) Sections III.C.1 and 4 available on the Commission’s website.

Response: In response to the Staff’s comment, the disclosure on pages 33, 34, 114, 115, and 116 has been revised.

Directors and Officers of New Misonix, page 113

12.

We note your response to prior comment 26; however, clause (i) in this section indicates that all Misonix directors will become New Misonix directors. Please reconcile that disclosure with clause (ii) in this section.

Response: In response to the Staff’s comment, the disclosure on pages 118 and 175 of Amendment No. 2 has been revised.

Consideration in the Solsys Merger, page 114

13.	Regarding your response to prior comment 27:

•	Please clarify the effect of the transaction on warrants.

Response: In response to the Staff’s comment, the disclosure on page 119 of Amendment No. 2 has been revised.

•

Reconcile your disclosure here regarding the allocation of consideration based on the price of Misonix stock during the 10 days prior to the third day prior to closing with your disclosure on page 90 that the shares for the Series F profit interest awards is based on the price of Misonix stock as of the closing date.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Response: In response to the Staff’s comment, the disclosure on page 93 of Amendment No. 2 has been revised.

•

We note your disclosure that consents will be due at least 5 business days prior to closing. Please disclose the anticipated time period between the date consents are due and closing, rather than merely the minimum time period.

Response: In response to the Staff’s comment, the disclosure on pages 119 and 120 of Amendment No. 2 has been revised.

•

Please expand your response regarding partnership liabilities being based on each unit holder’s basis to clarify whether the amount of liabilities attributable to each unit within a class will differ. It is unclear how investors can evaluate the consideration and the risk on page 32 if you do not disclose the amount of such liabilities allocated to each unit.

Response: In response to the Staff’s comment, the disclosure on pages 33 and 115 of Amendment No. 2 have been revised. Additionally, as discussed in the revised risk factor, the amount of liabilities attributable to each Solsys member is based on their percentage interest, not the class of units they hold.

•

Revise your disclosure in the second bullet point regarding “percentage interest” to clarify how the percentage is calculated. For example, do you mean percentage of the number of all outstanding units?

Response: In response to the Staff’s comment, the disclosure on page 120 of Amendment No. 2 has been revised.

•

Tell us how you determined the range and intervals to present in the table on page 116, and what consideration you gave to presenting columns in the table to reflect the price at which each class would receive no consideration.

Response: With respect to the range and intervals presented in the table on page 121, we supplementally advise the Staff that we determined to use the average closing market price of Misonix’s common stock over the first five trading days following the first public announcement of the transaction (the “Post-Announcement Share Price”), which is the share price required to be used when making quantitative disclosure of golden parachute payments in a business combination. We believe this

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

share price reflects the market value of the Misonix common stock, as impacted by the proposed transaction. To provide some sensitivity, we also used (i) a share price that is 10% below the Post-Announcement Share Price and (ii) the Misonix share price as of a more recent date. We also note that we have now included a table on page 121 which includes the price at which each class of Solsys units would receive no consideration in the transactions.

•

Clarify whether the Series F profits interest awards mentioned in the table on page 116 differ from the Series F preferred units mentioned on page 76. From page A 5, it appears that there may be profits interests that differ from the Series F units.

Response: We advise the Staff that the Series F profits interest awards and the Series F preferred units refer to the same units. We have revised the disclosures in Amendment No. 2 so that there is a consistent term used throughout.

Certain Representations and Warranties, page 116

14.

We note your response to prior comment 24 and your disclosure that assertions were made solely for purposes of the contract. However, to the extent these representations and warranties are included in your disclosure, please revise to remove any potential implication that the referenced information does not constitute public disclosure under the federal securities laws.

Response: In response to the Staff’s comment, we respectfully clarify that the representations and warranties disclosed accurately describe the merger agreement. To the extent such representations and warranties become materially inaccurate, New Misonix will at that time disclose all material updates. Additionally, the disclosure on page 122 of Amendment No. 2 has been revised.

Description of the Lock-Up Agreement, page 130

15.

We note your response to prior comment 28. Please disclose the number of New Misonix shares that will be locked-up. Include shares held by investors who will sign lock-up agreements and investors who will be subject to the lock-up due to the number of shares they will receive as mentioned on page 125; disclose any material differences between those lock-up provisions.

Response: In response to the Staff’s comment, the disclosure on page 136 of Amendment No. 2 has been revised. In addition, we respectfully submit that substantially all 5,703,082 shares issued in the Solsys Merger will be subject to the lock-up agreements, with the exception of those shares held by a de minimis number of shareholders who each own less than 20,000 shares. The exact number of shares of New Misonix that will be locked up cannot be calculated because the number is dependent on the recipients of those shares, which in turn is dependent upon the volume-weighted average price of Misonix common stock for the ten trading-day period prior to the third business

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

day prior to closing. We supplementally advise the Staff that we estimate, based on the closing price of Misonix common stock on July 24, 2019 and assuming that all Solsys unitholders purchase their pro rata portion of new Solsys units issued in the Solsys equity offering, that approximately 83% of the shares issued in accordance with this registration statement will be subject to the lock-up.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations, page 135

16.

We note that in response to comment 35, you corrected the “Pro Forma Adjusted” column to reduce interest expense for the elimination of Solsys’ financing exit fees. However, please revise the “Pro Forma Adjustments” column to show $643,322 as the corrected net amount of adjustments (j) and (n).

Response: In response to the Staff’s comment, the disclosure on page 141 of Amendment No. 2 has been revised.

Business of Solsys, page 141

17.	Please expand your response to prior comment 36 to address all studies, publications and data mentioned in this section. We note for example the market research mentioned on page 146.

Response: In response to the Staff’s comment, the disclosures on pages 147, 150, 151 and 152 of Amendment No. 2 have been revised.

Also:

•	Clarify what you mean by “key opinion leaders” on page 144, and the compensation Solsys pays those key opinion leaders.

Response: In response to the Staff’s comment, the disclosure on page 150 of Amendment No. 2 has been revised.

•

Clarify the purpose of the names that you mention in connection with studies, as at the beginning of each bullet point on pages 144 and 145. Include in your response the basis for your conclusion that consent of the named persons need not be filed with your registration statement.

Response: In response to the Staff’s comment, the disclosures on pages 150 and 151 of Amendment No. 2 have been revised.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Dependence of LifeNet, page 147

18.

We note your response to prior comment 37. Please specify in this section the date which is the “sixth anniversary of the effective date of the agreement.” Also, given your reference to “certain net sales” and a “threshold amount” of net sales, it is unclear how investors can determine the significance and risks of these provisions; please clarify as appropriate.

Response: In response to the Staff’s comment, the disclosure on pages 153 and 154 of Amendment No. 2 has been revised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Solsys Results of Operations, page 153

19.

We note that in response to prior comment 38 you quantified combined unit sales volume of TheraSkin and this amount is equal to total sales of TheraSkin by Solsys and LifeNet. Please revise the filing to clarify what combined unit sales volume represents and explain its relationship to total sales of TheraSkin.

Response: In response to the Staff’s comment, the disclosures on pages 160 and 161 of Amendment No. 2 have been revised.

20.	Please address that part of prior comment 39 seeking a description of known trends related to contractual prices, shipping and handling costs, or otherwise as required by Regulation S K Item 303.

Response: In response to the Staff’s comment, the disclosure on page 159 of Amendment No. 2 has been revised. Additionally, we advise the Staff that there are no known trends related to shipping and handling costs.

Liquidity and Capital Resources, page 155

21.	Please expand your response to prior comment 41 to address how the obligation affects your disclosure in this section regarding your liquidity and capital resources, like on page 157.

Response: In response to the Staff’s comment, the disclosure on page 164 of Amendment No. 2 has been revised.

Summary Compensation Table, page 160

22.	Please expand your response to prior comment 43 to clarify how the Notes you cite provide the disclosure required by Regulation S K Item 402.

Response: In response to the Staff’s comment, the disclosure on page 167 of Amendment No. 2 has been revised.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Security Ownership of Certain Beneficial Owners and Managers of Solsys, page 165

23.	Regarding your response to prior comment 44:

•

Please identify the natural persons who serve as members on the investment committee for each of 1315 Capital Solsys and SV Solsys Inc. Also, if the individuals identified in the table beneficially own shares held in the name of entities as determined by applicable rules, that beneficial ownership should be included in the table, regardless of whether beneficial ownership is disclaimed.

•

Clarify how you have provided the information required by Regulation S K Item 403 for each applicable class of equity securities. We note that your first paragraph in this section limits the disclosure to voting securities; however, Regulation S K Item 403(b) is not limited to voting securities.

Response: In response to the Staff’s comment, none of the individuals identified in the table beneficially own units held in the name of 1315 Capital Solsys, Inc. (“1315”) or SV-Solsys Inc. (“SV”). Although Mr. Koby and Mr. Koblish are members of the 1315 investment committee and Mr. LaViolette is a member of the SV investment committee, no one has beneficial ownership of the Solsys shares held by 1315 or SV. In the case of 1315, the investment and voting decisions are made by a majority vote of the investment committee consisting of four members, and no one individual member of the investment committee has a controlling decision. In the case of SV, the investment and voting decisions are made by a majority vote of the investment committee consisting of five members, and no one individual has a controlling decision. Therefore, no individual member of the investment committee can be deemed a beneficial owner of the units held by 1315 or SV.

Solsys believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Treatise and Reporting Guide, 4th Edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter likewise supports our view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Additionally, the disclosures on pages 172 through 174 of Amendment No. 2 have been revised to include the natural persons who serve as members on the investment committee for each of 1315 and SV and to include all equity securities held by management.

Management of New Misonix, page 168

24.	Please expand your response to prior comment 45 to clarify how you addressed Regulation S K Item 407(a) as it applies to committees.

Response: In response to the Staff’s comment, the disclosure on page 175 of Amendment No. 2 has been revised.

Classified Board; Election and Removal of Directors; Filling Directors, page 173

25.

Please clarify how your response to prior comment 47 addresses the 66 2/3 vote for removal mentioned Section VI.5 of Annex B. Also ensure your disclosure regarding removal of directors on page 187 is consistent in this regard.

Response: In response to the Staff’s comment, the disclosure on pages 180 and 195 of Amendment No. 2 has been revised.

Comparison of Shareholder Rights, page 174

26.

Please expand your response to prior comment 49 to clarify how you determined that the proxy card separately presents each provision required to be presented separately. In this regard, (1) it is unclear how you considered provisions like the increase in authorized shares and Article VIII.2 of Annex B to the proxy statement, and (2) the proxy card filed as exhibit 99.1 does not appear to present each relevant provision separately. Also, clarify in your disclosure how you will proceed if shareholders approve fewer than all proposed provisions.

Response: In response to the Staff’s comment, the proxy card attached as Exhibit 99.1 has been revised. We supplementally advise the Staff that we submit that the key consideration in determining which provisions to unbundle and present separately on the proxy card is whether the provisions in question substantively affect shareholder rights. Shareholders should have an opportunity to express their views separately on those material provisions that will establish their substantive rights as shareholders. The Staff, in C&DI 201.01, has recognized that a target need not present as a separate matter on its form of proxy an amendment to increase the number of authorized shares of the acquirer’s equity securities, provided that the increase is limited to the number of shares reasonably expected to be issued in the transaction. We believe that the same holds true for New Misonix as an acquirer as it seeks approval from its shareholders for an increase in the number of authorized shares of New Misonix. An increase in the number of authorized shares of New Misonix will not affect the rights of New Misonix shareholders, given that the increase is already

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

contemplated by the original New Misonix charter and has therefore already been approved by New Misonix shareholders in accordance with Delaware law. Furthermore, the increase is less than the number of shares being issued pursuant to this registration statement, thereby limiting the potential dilutive effect.

Incorporation of Certain Documents by Reference, page 200

27.

We note from the disclosure under “Submission of Consents” on page 68 that Solsys has reserved the right to extend the final date for receipt of written consents beyond a date that has yet to be determined, and from the disclosure under “Executing Consents; Revocation of Consents” on page 68 that the holders of Solsys’ voting units may change or revoke their consents at any time prior to a date that has yet to be determined. Please expand your response to prior comment 50 to tell us why you should not incorporate by reference the filings made by Misonix prior to the date on which the contemplated transactions are consummated. Address in your response (1) how you will ensure that you will incorporate by reference the appropriate filings of Misonix on or prior to any extension of the final date for receipt of written consents and on or prior to the date that consents may be revoked, and (2) how the disclosed time for termination of forward of incorporation by reference is consistent with the Form S 4 required duration of forward incorporation by reference. Also, as requested by prior comment 50, please revise the reference to the Form 8-K filed on “January 22, 2019” to reflect its actual filing date.

Response: In response to the Staff’s comment, the disclosure on page 216 of Amendment No. 2 has been revised. We supplementally advise the Staff that incorporating by reference through the closing date is consistent with the instructions to Form S-4 for incorporation by reference, and we will ensure that appropriate filings are incorporated by reference if the date for consents is extended. In addition, we advise the Staff that upon confirmation that the registration statement will be declared effective, we will insert the Misonix meeting date and also insert the correct date for “date that has yet to be determined” on page 68 of the registration statement for the receipt of written consents, which will be required to be submitted prior to the Misonix meeting date.

28.

Please expand your response to prior comment 52 to clarify how the documents filed under Rule 425 are incorporated by reference. We note for example the May 8, 2019 filing that appears to include statements that are not incorporated in your registration statement.

Response: In response to the Staff’s comment, the disclosure on page 85 of Amendment No. 2 has been revised.

Solsys Medical, LLC Financial Statements for the Years Ended December 31, 2018 and December 31, 2017, Note 1 – Nature of Business and Significant Accounting Policies Revenue Recognition, page F-9

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

29.

We note from your response to prior comment 53 that under the revised supply agreement, Solsys has title to, and liability for, the product while it is in transit to the customer. However, it appears that revenue for these sales is recognized when the product is shipped to customers by LifeNet. Please explain how you concluded that revenues under the revised supply agreement should be recognized at shipment.

Response: In response to the Staff’s comment, we supplementally advise the Staff because of the perishable nature of the TheraSkin product, shipments to customers from LifeNet are made on a same day or next day basis. Accordingly, in all material respects, recording sales at time of shipment approximates the date title passes. To the extent that there are sales recorded in one period, but delivered in another period, the maximum exposure would be one day’s sales. The one-day exposure at the beginning of the period would substantially offset the same one-day exposure at the end of the period. Post-acquisition, New Misonix will be recording sales upon delivery to the customer.

Exhibit Index, page II-5

30.

Given the last sentence of your response to prior comment 55, it is unclear whether you are seeking to comply with current Regulation S K Item 601(a)(5) or 601(b)(2). If you are seeking to comply with Item 601(b)(2) and therefore have omitted provisions or terms from schedules, annexes or exhibits to an exhibit, please comply with the marking and disclosure requirements of current Item 601(b)(2). If you are omitting schedules or similar attachments to exhibits in reliance on Item 601(a)(5), please revise your current reference to Item 601(b)(2) to clarify. Also, clarify to which exhibits the footnote to your exhibit refers; for example, are you referring to exhibit 10.1?

Response: In response to the Staff’s comment, we have revised the Exhibit Index included on page II of Amendment No. 2 to reflect our reliance on Regulation S-K Item 601(a)(5). We supplementally advise the Staff that all exhibits that omit schedules, annexes or exhibits have been properly marked.

Exhibits

31.	Please address that part of prior comment 56 regarding filing the employment agreements mentioned on page 23.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have included Mr. Staley’s employment agreement as exhibit 10.6. We respectfully advise the Staff that the employment agreements with Mr. Staub and Dr. Masturzo are not required to be filed as exhibits. Although Mr. Staub and Dr. Masturzo will be officers of New Misonix, pursuant to Item 601(b)(10)(ii) of Regulation S-K, contracts with officers need not be filed “where immaterial in amount or significance.” The Company has determined that the employment agreements with Mr.

Attn: Tim Buchmiller

Legal Branch Chief

July 26, 2019

Staub and Dr. Masturzo are not material in amount or significance. Pursuant to Item 601(b)(10)(iii) of Regulation S-K, the employment agreements with Mr. Staub and Dr. Masturzo are not required to be filed because Mr. Staub and Dr. Masturzo will not be directors or named executive officers of New Misonix.

*    *    *    *

If you have any questions with respect to the foregoing, please do not hesitate to call me at (949) 553-7528, Krunal Shah at (404) 581-8362 or Swathi Padmanabhan at (404) 581-8401.

Very truly yours,

/s/ Jonn Beeson
Jonn R. Beeson

cc:	Securities and Exchange Commission

Eric Atallah

Kevin Kuhar

Misonix, Inc.

Stavros Vizirgianakis

Joseph Dwyer

Solsys Medical, LLC

Allan Staley

Jones Day

Krunal Shah

Swathi Padmanabhan

Justin Smith

Greenberg Traurig

Flora Perez

Laurie Green